CHANSON INTERNATIONAL HOLDING
B9 XINJIANG CHUANGBO ZHIGU INDUSTRIAL PARK
NO. 100 GUANGYUAN ROAD, SHUIMOGOU DISTRICT
URUMQI, XINJIANG, CHINA 830017

SCAN TO
VIEW MATERIALS & VOTE

EXTRAORDINARY GENERAL MEETING OF HOLDERS OF CLASS A ORDINARY SHARES

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/CHSN2024**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V59653-Z88942

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CHANSON INTERNATIONAL HOLDING

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
1. Proposal 1: It is resolved, as a Special Resolution in accordance with Article 2.8 of the Company's current articles of association, that the variation of the rights attaching to Class A ordinary shares of par value US$0.001 each resulting from the number of votes holders of Class B ordinary shares of par value US$0.001 each are entitled to cast on a poll being increased from 10 votes to 50 votes for each Class B Ordinary Share they hold is approved; and	☐	☐	☐
2. Proposal 2: It is resolved, as an Ordinary Resolution, to adjourn the EGM (as defined in the proxy statement) to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the AGM (as defined in the proxy statement).	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the
EXTRAORDINARY GENERAL MEETING OF HOLDERS OF CLASS A ORDINARY SHARES:
The Notice and Proxy Statement is available at www.proxyvote.com.

V59654-Z88942

CHANSON INTERNATIONAL HOLDING

EXTRAORDINARY GENERAL MEETING OF HOLDERS OF CLASS A ORDINARY SHARES
to be held on December 26, 2024, at 9:30 a.m., Eastern Time

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Chanson International Holding, a Cayman Islands company (the "Company"), hereby acknowledges receipt of the Notice of Extraordinary General Meeting of Holders of Class A Ordinary Shares (the "Meeting") and the Proxy Statement, each dated November 29, 2024, and hereby appoints ______________________________ of ____________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on December 26, 2024, at 9:30 a.m., Eastern Time, at B9 Xinjiang Chuangbo Zhigu Industrial Park, No. 100 Guangyuan Road, Shuimogou District, Urumqi, Xinjiang, China 830017, with the ability given to the shareholders to join virtually at www.virtualshareholdermeeting.com/CHSN2024, and to vote all shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth herein as specified by the undersigned on the reverse.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE